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August 31, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:         Larry Greene, Division of Investment Management

Mail Stop 0505

Re:          Morgan Stanley Institutional Fund, Inc. (the “Fund”)

(File No. 033-23166; 811-05624)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of one new portfolio of the Fund, Select Global Infrastructure Portfolio (the “Portfolio”), filed with the Commission on June 18, 2010.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments and provide responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 87 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about August 31, 2010.

GENERAL COMMENTS TO FORM N-1A

Comment 1.              Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

US  Austin  Boston  Charlotte  Hartford  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

Comment 2.              Please consider adding risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Portfolio invests.

Response 2.                The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Portfolio Summary—Principal Risks,” “Details of the Portfolio” and “Additional Information about the Portfolio’s Investment Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which the Portfolio invests. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Comment 3.              Please consider adding risk disclosure regarding the impact of climate change, if applicable, as it pertains to the securities in which the Portfolio invests.

Response 3.                We respectfully acknowledge your comment; however, we believe that the current risk disclosure is adequate.

COMMENTS TO THE PROSPECTUS

Comment 4.              Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 4.                This line item is not applicable to the Portfolio at this time.

Comment 5.              Please change the caption in the Fee Table from “Advisory Fee” to “Management Fee.”

Response 5.              We respectfully acknowledge your comment; however, we refer to this fee as an advisory fee in the prospectus and statement of additional information and prefer to keep this caption consistent across all funds in the Morgan Stanley Fund Complex.

Comment 6.              Please confirm supplementally that there is no provision for the recoupment or recapture of fees that have been waived.

Response 6.                There is currently no provision for the recoupment or recapture of waived fees.

Comment 7.              (a)                 Please delete footnote † following the Fee Table.

(b)                 The disclosure in footnote * describing the waiver states that the Adviser is waiving all or a portion of the Portfolio’s advisory fees or other expenses, excluding investment related expenses.  Please clarify which investment related expenses would not be excluded.

Response 7.                With respect to Comment 9(a), we respectfully acknowledge the Staff’s comment; however, we believe that the disclosure in footnote † is appropriate and should not be deleted. With respect to Comment (9)(b), investment related expenses may include, among others, foreign country tax expense and interest expense on borrowing.

Comment 8.              In the section entitled “Portfolio Summary—Principal Investments Strategies,” the Portfolio discloses that “[i]nfrastructure refers to the systems and networks of energy, transportation, communication and other services required for the normal function of society” (Emphasis added).  Please supplementally explain what is meant by the underlined phrase.

Response 8.                “Other services” includes the transmission and distribution of utilities.

Comment 9.              Consistent with the Staff’s position regarding funds with “Global” in their name, please confirm that the Portfolio invests a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world.

Response 9.                We confirm that the Fund invests at least 40% of its assets in the securities of issuers located in multiple countries throughout the world.  As disclosed in the sections entitled “Portfolio Summary—Principal Investment Strategies” and “Details of the Portfolio,” under normal market conditions, the Portfolio invests at least 40% of its assets in securities of issuers located outside of the United States.

Comment 10.          The disclosure in the section of the Prospectus entitled “Portfolio Summary—Principal Risks—Infrastructure-Related Companies” states that “…the Portfolio concentrates its investments in infrastructure-related companies…” Please replace the word “concentrates” with “focuses.”

Response 10.            The disclosure has been revised accordingly.

Comment 11.          In the section of the Prospectus entitled “Portfolio Summary—Principal Risks”:

(a)  Please clarify what types of companies are included in the “utilities industry.”

(b)  Please describe the types of equity securities in which the Portfolio may invest.

(c)  Please provide a market capitalization range for the small- and medium-capitalization companies in which the Portfolio may invest.

Response 11.            With respect to Comment 13(a), we have revised the section entitled “Portfolio Summary—Principal Investment Strategies” to state that utilities companies may include traditionally regulated public utilities or fully or partially deregulated utility companies as well as unregulated utility companies and energy-related and telecommunications-related companies.  With respect to Comment 13(b), we respectfully acknowledge your comment; however, the disclosure in the section entitled “Additional Information about the Portfolio’s Investment Strategies and Risks” states that the equity securities in which the Portfolio may invest may include common stock, preferred stock, convertible securities, equity-linked securities, depositary receipts, rights and warrants. With respect to Comment 13(c), we respectfully acknowledge your comment; however, we believe the current disclosure is adequate because the Portfolio may invest in companies of any size which may include securities of small- and medium-capitalization companies.

Comment 12.          If the Portfolio has a principal strategy to invest in convertible securities rated below investment grade (i.e., “junk”), please disclose this in the “Principal Investment Strategies” section and include appropriate risk disclosure.

Response 12.            The Portfolio does not have a principal strategy to invest in convertible securities rated below investment grade.

Comment 13.          Please revise the disclosure in the section of the Prospectus entitled “Portfolio Summary—Purchase and Sale of Fund Shares” as follows:

(a)  Please delete the last two sentences of the first paragraph.

(b)  Please delete the last sentence in the second paragraph.

(c)  Please delete the third paragraph.

Response 13.            We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with Form N-1A.

Comment 14.          In the second paragraph of the section entitled “Details of the Portfolio—Select Global Infrastructure Portfolio—Objective,” please confirm whether the notice to shareholders regarding a change in the Portfolio’s investment objective will be made in writing.

Response 14.            In the event there is a change to the Portfolio’s investment objective, the Portfolio will file supplements, as may be required, providing written notice to shareholders of such change.

Comment 15.          In the section entitled “Details of the Portfolio—Select Global Infrastructure Portfolio—Approach,” please supplementally confirm what is meant by “public infrastructure companies.”

Response 15.            “Public infrastructure companies” include infrastructure companies that are publicly listed (i.e., traded on a stock exchange).

Comment 16.          In the section entitled “Details of the Portfolio—Select Global Infrastructure Portfolio—Process,” the Portfolio discloses that it will invest at least 80% of its assets in equity securities issued by companies located throughout the world that are engaged in the infrastructure business.  Please include disclosure to the effect that the Portfolio invests at least 40% of its assets in the securities of issuers located outside of the United States.

Response 16.            The requested disclosure is located at the end of the first paragraph in the section entitled “Details of the Portfolio—Select Global Infrastructure Portfolio—Process.”

Comment 17.          The disclosure in the first paragraph of the section entitled “Details of the Portfolio—Select Global Infrastructure Portfolio—Process” indicates that “[c]ompanies in the infrastructure business may be involved in, among other areas, …the storage, transportation and distribution of natural resources…”  Please confirm whether the Portfolio invests in natural resources such as coal and oil.  If so, please consider adding risk disclosure regarding the impact of recent events, including but not limited to the effects of the recent coal mining accidents and the Gulf Coast oil spill, if applicable, as it pertains to the securities in which the Portfolio invests.

Response 17.            The Portfolio does not currently intend to invest directly in coal and oil.

Comment 18.          The disclosure in the first paragraph of the section entitled “Details of the Portfolio—Select Global Infrastructure Portfolio—Process” indicates that “[c]ompanies in the infrastructure business may be involved in… other emerging infrastructure sectors.”  In the second paragraph of the same section the disclosure indicates that “[u]tilities companies are involved in… other new or emerging technologies.”  Please consider whether “other new or emerging technologies” should be included in the list of companies involved in the infrastructure business.

Response 18.            The disclosure has been revised accordingly.

Comment 19.          The disclosure in the section entitled “Portfolio Management” states that the “…Portfolio is managed by members of the Global Infrastructure Securities team.”  The third paragraph under the same section discloses that “…Mr. Bigman, together with the team, determines the investment strategies…”  This disclosure suggests that the entire Global Infrastructure Securities team is responsible for the investment strategy of the Portfolio.  Please consider clarifying the disclosure so that it is clear that certain members of the team, and not the entire team, are responsible for the management of the Portfolio.

Response 19.            The disclosure has been revised accordingly.

Comment 20.          Please revise the back cover of the prospectus so that the Fund’s Investment Company Act number is listed as the last disclosure item on the page.

Response 20.            The disclosure has been revised accordingly.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 21.           Please consider whether additional disclosure is necessary in the section entitled “Investment Policies and Strategies—Derivatives” in light of the passing of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Response 21.            We respectfully acknowledge your comment; however, we believe that the current disclosure in adequate.

Comment 22.           Please confirm whether the Portfolio may invest in credit default swaps.

Response 22.            The Portfolio does not currently intend to invest in credit default swaps.

Comment 23.           Please provide the Staff with a supplemental review of contracts for difference (“CFD”).  In particular, please describe the market for such investments, including an overview of the types of parties typically involved, the liquidity of the market for such investments, whether such contracts are traded domestically and/or internationally, and under such contracts whether the parties purchase and sell the underlying instruments.  In addition, please clarify what types of underlying instruments are involved in such contracts.  Lastly, the disclosure states that a CFD can be set up to take either a short or long position on the underlying instrument.  Please clarify whether a position of unlimited risk similar to a short sale exists.

Response 23.            A CFD is a type of over-the-counter equity derivatives contract similar to an equity swap transaction.  The buyer of a CFD will generally receive or pay the difference between the price of a single stock or basket or index of stocks on the trade date and the price of such stock or basket or index of stocks on an agreed-upon future date.  CFDs, like equity swaps, allow for a counterparty such as a registered or private fund (“fund”) to obtain market exposure to the price movement of a stock during a specified period of time without having to purchase or otherwise directly hold the stock.

For example, if the fund sought to obtain price exposure to XYZ stock, but chose not to purchase, or was unable to purchase, the stock directly, the fund could purchase a CFD and obtain synthetic price exposure to XYZ stock.  The CFD would specify the underlying stock (XYZ stock), the date on which the first price would final price would be determined.  If XYZ’s stock on the trade date were priced at $10, and the price of XYZ’s stock on a specified future date, e.g., December 1, 2010, were $12, the fund would receive a payment equal to the difference between the $10 and $12, or $2.  Conversely, if the price of XYZ stock on December 1, 2010 were $6, the Fund would pay $4 to its counterparty.  Note that the potential loss on a purchased, or long, CFD contract is limited to the value of the reference stock, which is identical to the risk of directly holding the stock.

CFDs also allow counterparties to obtain synthetic short positions in stocks.  If the fund sold the CFD contract on XYZ stock and price on December 1, 2010 were $7, the Fund would receive the difference between $10 and $7, or $3.  Conversely, if the price of XYZ stock on December 1, 2010 were $14, the fund would be required to pay $4.  Note that the potential loss on a sold, or short, CFD contract is unlimited, which is identical to the risk of directly shorting a stock.

The general market for CFDs is substantially similar to that of equity swaps.  Counterparties to CFDs are typically sophisticated institutions, with banks and broker/dealers serving as counterparties to registered funds, private funds and other institutional clients.  CFDs are generally believed to have been developed in London in the 1990s and have been primarily marketed by financial institutions that are based in, or operate out of, London.  In the United States, counterparties seeking synthetic long and short exposure on stocks or baskets or indices of stocks have traditionally entered into equity swap contracts.  CFDs, as privately negotiated contracts, generally share the same sorts of liquidity constraints as equity swaps and other over-the-counter derivatives contracts.  As with equity swaps, a counterparty seeking greater liquidity in a CFD can negotiate for the right to sell the contract back to its counterparty.  CFDs are typically included as annexes to standard over-the-counter derivatives documentation, such as the ISDA Master Agreement.

Comment 24.           The statement of additional information contains disclosure on Combined Transactions.  If these types of transactions are principal investment strategies of a Portfolio, they should be disclosed in the Prospectus.

Response 24.            While the Portfolio is permitted to enter into combined transactions, doing so is not a “principal investment strategy” of the Portfolio as that term is defined in Item 4 of Form N-1A and, therefore, we believe this disclosure is appropriately placed in the statement of additional information only.

Comment 25.           Please include as a fundamental investment restriction that the Portfolio will not invest in a manner inconsistent with its classification as a “diversified company.”

Response 25.            We respectfully acknowledge your comment; however, the Portfolio is classified as a non-diversified portfolio.  The statement of additional information does contain disclosure regarding the Portfolio’s intended compliance with the diversification requirements of Sub-Chapter M of the Internal Revenue Code in the paragraph following the Non-Fundamental Limitations.  The disclosure states that the Portfolio will diversify its holdings so that, at the close of each quarter of its taxable year or within 30 days thereafter, (i) at least 50% of the market value of the Portfolio’s total assets is represented by cash (including cash items and receivables), U.S. government securities, and other securities, with such other securities limited, in respect of any one issuer, for purposes of this calculation to an amount not greater than 5% of the value of the Portfolio’s total assets and 10% of the outstanding voting securities of such issuer; and (ii) not more than 25% of the value of its total assets is invested in the securities of any one issuer (other than U.S. government securities). Prior to the close of each quarter (or within 30 days thereafter), the Portfolio’s holdings may be less diversified and are not required to satisfy any diversification test.

Comment 26.           Please confirm that the Portfolio’s concentration policy set forth under Investment Restriction #7 complies with the position of the Commission’s Staff that a concentration policy applies to investments of 25% or more.

Response 26.            Although the Portfolio’s concentration policy set forth under Investment Restriction #7 refers to investments of more than 25%, the Portfolio will comply with the Staff’s position that a concentration policy applies to investments of 25% or more.

Comment 27.           With respect to the Portfolio’s Investment Restriction #7 and Non-Fundamental Limitations #1 and #2, the disclosure contains the phrase “…as described in its Prospectus…”  Please consider removing this phrase.

Response 27.            The disclosure has been revised accordingly.

Comment 28.           Revise the disclosure called for by the new proxy disclosure enhancements release regarding the skills and qualifications of board members.  See Investment Company Act Release No. 29092 (December 16, 2009) and Form N-2, Item 17(2)(b).  In this connection and as called for by the Item, indicate why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund and briefly discuss the specific experience that led to the conclusion that each person qualifies as a director.  Further, confirm that no other material information, including information regarding a director’s expertise or other qualifications, is missing from the disclosure.

Response 28.            With respect to the disclosure called from by Item 17(2)(b)(1), we respectfully acknowledge your comment; however, we believe that the disclosure under the section entitled “Board Structure and Oversight Function” is adequate.  With respect to the disclosure called for by Item 17(2)(b)(10), the disclosure has been revised to discuss the specific experience that led to the conclusion that each person qualifies as a director.  In addition, the Board does not believe that there is any other material information, including information regarding a director’s expertise or other qualifications, that the disclosure should address.

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•              the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•              the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•              the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Daniel E. Burton of Morgan Stanley at (212) 296-6980 (tel) or (212) 507-8589 (fax) or.  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss